Exhibit 12.1

Calculation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

	Year ended December 31,
(dollars in millions)	2012	2011	2010	2009	2008
Pre-tax income from continuing operations in consolidated subsidiaries plus fixed charges*	$263.0	$267.0	$259.0	$292.5	$323.7
Fixed charges:
Interest expensed and capitalized	221.6	218.5	186.1	132.9	142.8
Appropriate portions of rentals	6.4	6.8	5.4	6.4	6.9
Total fixed charges	228.0	225.3	191.5	139.3	149.7
Pre-tax income required to pay preferred dividends	33.3	24.4	24.7	17.9	17.9
Total combined fixed charges and preferred dividends	$261.3	$249.7	$216.2	$157.2	$167.6
Ratio of earnings to fixed charges	1.2	1.2	1.4	2.1	2.2
Ratio of earnings to combined fixed charges and preferred dividends	1.0	1.1	1.2	1.9	1.9

* Earnings used in computing the ratio of earnings to combined fixed charges and preferred dividends consists of income from continuing operations before income taxes, adjustments for noncontrolling interests/minority interests, income/loss from equity method investees, and fixed charges except for capitalized interest.